Exhibit 99.3
Wipro Limited
CONSOLIDATED
AUDITED FINANCIAL RESULTS FOR THE
QUARTER & SIX MONTHS ENDED SEPTEMBER 30, 2010
( in Million, except share and per share data, unless otherwise stated)

		Quarter ended		Six months ended		Year ended
		September 30,		September 30,		March 31,
	Particulars	2010	2009	2010	2009	2010
1	Net Income from Sales/Services	77,305	69,177	149,670	131,639	271,241
2	Cost of Sales / Services
	a) (Increase)/Decrease in stock in trade and work in progress	790	77	413	897	(323)
	b) Consumption of raw materials	3,431	3,561	6,741	6,265	13,070
	c) Purchase of traded goods	8,883	9,868	17,369	15,706	37,484
	d) Other expenditure	38,463	32,178	74,025	64,418	129,152
3	Gross Profit (1-2)	25,737	23,494	51,122	44,352	91,858
4	General and Administrative expenses	4,147	3,872	7,911	7,336	14,481
5	Selling and Distribution expenses	5,592	4,346	10,835	8,444	18,036
6	Depreciation and amortization	1,968	2,086	3,852	3,960	7,831
7	Operating Profit before interest (3) — (4+5+6)	14,031	13,189	28,525	24,612	51,510
8	Interest expense	467	492	870	1,131	990
9	Exceptional Items	—	—	—	—	—
10	Operating Profit after interest and Exceptional Items (7-8-9)	13,564	12,698	27,656	23,482	50,520
11	Other investment income	1,422	1,172	2,773	2,167	4,360
12	Profit from Ordinary Activities before tax (10+11)	14,987	13,870	30,429	25,648	54,880
13	Tax Expense (including Fringe Benefits Tax)	2,183	2,217	4,528	3,957	9,294
14	Net Profit from Ordinary Activities after tax (12-13)	12,804	11,653	25,900	21,691	45,586
15	Minority Interest	(148)	(58)	(215)	(107)	(185)
16	Share in Earnings of Associates	192	112	349	226	530
17	Extraordinary items (net of tax expense)	—	—	—	—	—
18	Net Profit for the period (14+15+16-17)	12,849	11,707	26,035	21,810	45,931
19	Paid up equity share capital (Face value Rs. 2 per share)	4,904	2,933	4,904	2,933	2,936
20	Reserves excluding Revaluation Reserves	209,279	162,290	209,279	162,290	193,355
21	EARNINGS PER SHARE (EPS)
	Before extraordinary items (not annualised)
	Basic (in )	5.28	4.82	10.69	8.98	18.91
	Diluted (in )	5.25	4.78	10.66	8.91	18.75
	After extraordinary items (not annualised)
	Basic (in )	5.28	4,82	10.69	8.98	18.91
	Diluted (in )	5.25	4.78	10.66	8.91	18.75
22	Public shareholding *
	Number of shares	464,958,818	274,009,094	464,958,818	274,009,094	276,454,859
	Percentage of holding	18.96%	18.69%	18.96%	18.69%	18.83%
23	Promoters and promoter group shareholding
	a) Pledged/Encumbered
	- Number of shares	Nil	Nil	Nil	Nil	Nil
	- Percentage of shares (as a % of the total shareholding of promoter and promoter group)	Nil	Nil	Nil	Nil	Nil
	- Percentage of shares (as a % of the total share capital of the company)	Nil	Nil	Nil	Nil	Nil
	b) Non- encumbered
	- Number of shares	1,945,953,763 **	1,168,382,260 **	1,945,953,763 **	1,168,382,260 **	1,167,572,260 **
	- Percentage of shares (as a % of the total shareholding of promoter and promoter group)	100%	100%	100%	100%	100%
	- Percentage of shares (as a % of the total share capital of the company)	79.36%	79.68%	79.36%	79.68%	79.52%
	Details of expenditure
	Items exceeding 10% of total expenditure
	Employee Cost	31,838	26,550	61,249	53,490	107,230

*	Public shareholding as defined under clause 40A of the listing agreement (excludes shares beneficially held by promoter and holders of American Depository Receipt)

**	Includes 10,843,333 (September 30, 2009: 7,316,000 and March 31, 2010: 6,506,000) equity shares on which Promoter does not have beneficiary interest.
Status of redressal of Complaints received for the period July 1, 2010 to September 30, 2010

			Opening balance	Complaints received	Complaints disposed
Sl. No.	Nature of the complaint	Nature	01.01.2010	during the quarter	during the quarter	Unresolved
1	Non Receipt of Securities	Complaint	—	91	91	—
2	Non Receipt of Annual Reports	Complaint	—	48	48	—
3	Correction / Duplicate/ Revalidation of dividend warrants	Request	—	84	84	—
4	SEBI/Stock Exchange Complaints	Complaint	—	—	—	—
5	Non Receipt of Dividend warrants	Complaint	—	199	199	—

	TOTAL		—	422	422	—

NOTE:
There are certain pending cases relating to disputes over title to shares in which the company has been made a party. However these cases are not material in nature.
1.	The audited consolidated financial results were approved by Directors of the Company at its meeting held on October 22, 2010.

2.	The above interim financial results have been prepared from the condensed consolidated interim financial statements, which are prepared in accordance with International Financial Reporting Standards and its interpretations (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

3.	The consolidated interim financial statements have been prepared on a historical cost convention and on an accrual basis, except for the following material items that have been measured at fair value as required by relevant IFRS:-
a.	Derivative financial instruments;

b.	Available-for-sale financial assets; and

c.	Share based payment transactions.
4.	The condensed consolidated interim financial statements incorporate the financial statements of the Parent Company and entities controlled by the Parent Company (its subsidiaries). Control is achieved where a company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that currently are exercisable are taken into account.

All intra-company balances, transactions, income and expenses including unrealized income or expenses are eliminated in full on consolidation.

5.	The total revenues represent the aggregate revenue and includes foreign exchange gains / (losses), net.

6.	Derivatives

The Company is exposed to foreign currency fluctuations on foreign currency assets / liabilities, forecasted cash flows denominated in foreign currency and net investments in foreign operations. The Company follows established risk management policies, including the use of derivatives to hedge foreign currency assets / liabilities, foreign currency forecasted cash flows and net investments in foreign operations. The counter party in these derivative instruments is a bank and the Company considers the risks of non-performance by the counterparty as non-material.
The following table presents the aggregate contracted principal amounts of the Company’s derivative contracts Outstanding:
(in Million)

	As at
Designated derivative instruments	March 31, 2010		September 30, 2010
Sell		$1,518		$1,257
		£31		£25
		¥4,578		¥3,802
	AUD	7	AUD	8
	CHF	—	CHF	6
Net investment hedges in foreign operations
Cross-currency swaps		¥26,014		¥24,511
Others		$262		$272
		€40		€40
Non designated derivative instruments
Sell		$45		$80
		£38		£78
		€29		€52
Buy		$492		$270
		—		—
Cross currency swaps		¥7,000		¥7,000
7.	The list of subsidiaries is included in the condensed consolidated financial statements of Wipro Limited and subsidiaries for the quarter and six months ended September 30, 2010, which are available on our company website www.wipro.com.

8.	In May 2010, the Government of India has amended the Payment of Gratuity Act, 1972 to increase the limit of gratuity Payment from 0.35 to 1. Consequently, during the three months ended September 30, 2010, the Company has recognized 223 of vested past service cost in the statement of income.

9.	Earnings per share and number of share outstanding for the three months and six months ended September 30, 2009 and 2010, and the year ended March 31, 2010 have been adjusted for the two equity shares for every three equity shares stock dividend approved by the shareholders on June 4, 2010.

10.	Standalone information (Audited)

	Quarter ended September 30,		Six months ended September 30,		Year ended March 31,
Particulars	2010	2009	2010	2009	2010
Revenues	65,569	58,578	125,392	111,458	231,776
Profit before tax	13,619	13,877	26,698	27,439	56,887
Profit after tax	11,721	12,321	22,821	24,300	48,979
11.	Segment Information

The Company is currently organized by segments, which includes IT Services (comprising of IT Services and BPO Services), IT Products, Consumer Care and Lighting and ‘Others’.

The Chairman of the Company has been identified as the Chief Operating Decision Maker (CODM) as defined by IFRS 8, Operating Segments. The Chairman of the Company evaluates the segments based on their revenue growth, operating income and return on capital employed. The management believes that return on capital employed is considered appropriate for evaluating the performance of its operating segments. Return on capital employed is calculated as operating income divided by the average of the capital employed at the beginning and at the end of the period. Capital employed includes total assets of the respective segments less all liabilities, excluding loans and borrowings.
Information on reportable segments is as follows:
Three months ended September 30, 2009

	IT Services and Products			Consumer Care		Reconciling
Particulars	IT Services	IT Products	Total	and Lighting	Others	Items	Entity Total
Revenues	49,981	11,854	61,835	5,559	1,477	306	69,177
Cost of revenues	(32,349)	(10,639)	(42,988)	(2,862)	(1,558)	(114)	(47,522)
Selling and marketing expenses	(2,380)	(360)	(2,740)	(1,638)	(69)	(43)	(4,490)
General and administrative expenses	(3,387)	(243)	(3,630)	(327)	(58)	39	(3,976)

Operating income of segment	11,865	612	12,477	732	(208)	188	13,189

Finance expense							(492)
Finance and other income							1,173
Share of profit of equity accounted investees							112

Profit before tax							13,982
Income tax expense							(2,217)

Profit for the period			1,843	108	60	75	11,765

Depreciation and amortization expense							2,086
Average capital employed			108,817	17,912	5,081	77,723	209,533
Return on capital employed			46%	16%	(16)%	—	25%
Three months ended September 30, 2010

	IT Services and Products			Consumer Care		Reconciling
Particulars	IT Services	IT Products	Total	and Lighting	Others	Items	Entity Total
Revenues	57,471	10,693	63,164	6,651	2,248	242	77,305
Cost of revenues	(37,659)	(9,586)	(47,245)	(3,659)	(2,123)	(243)	(53,270)
Selling and marketing expenses	(3,379)	(323)	(3,702)	(1,867)	(116)	(66)	(5,751)
General and administrative expenses	(3,687)	(251)	(3,938)	(293)	(65)	45	(4,251)

Operating income of segment	12,746	533	13,279	832	(56)	(22)	14,033

Finance expense							(467)
Finance and other income							1,422
Share of profits of equity accounted investees							192

Profit before tax							15,180
Income tax expense							(2,183)

Profit for the period							12,997

Depreciation and amortization expense			1,547	77	77	266	1,968
Average capital employed			133,102	21,040	6,335	109,503	269,981
Return on capital employed			40%	16%	(4)%	—	21%
Six months ended September 30, 2009

	IT Services and Products			Consumer Care		Reconciling
Particulars	IT Services	IT Products	Total	and Lighting	Others	Items	Entity Total
Revenues	98,246	19,191	117,437	10,757	2,962	483	131,639
Cost of revenues	(64,713)	(17,078)	(81,791)	(5,460)	(3,190)	(328)	(90,769)
Selling and marketing expenses	(4,647)	(692)	(5,339)	(3,111)	(132)	(148)	(8,730)
General and administrative expenses	(6,254)	(517)	(6,771)	(662)	(110)	15	(7,528)

Operating income of segment	22,632	904	23,536	1,524	(470)	22	24,612

Finance expense							(1,131)
Finance and other income							2,167
Share of profits of equity accounted investees							226

Profit before tax							25,874
Income tax expense							(3,957)

Profit for the period							21,917

Depreciation and amortization expense			3,458	227	126	149	3,960
Average capital employed			113,578	18,305	5,241	70,319	207,443
Return on capital employed			41%	17%	(18)%	—	24%
Six months ended September 30, 2010

	IT Services and Products			Consumer Care		Reconciling
Particulars	IT Services	IT Products	Total	and Lighting	Others	Items	Entity Total
Revenues	112,473	19,013	131,486	13,064	4,569	550	149,670
Cost of revenues	(72,864)	(16,988)	(89,852)	(6,954)	(4,413)	(698)	(101,917)
Selling and marketing expenses	(6,358)	(640)	(6,998)	(3,810)	(221)	(108)	(11,137)
General and administrative expenses	(6,933)	(516)	(7,449)	(575)	(140)	74	(8,090)

Operating income of segment	26,318	869	27,187	1,725	(205)	(182)	28,525

Finance expense							(870)
Finance and other income							2,773
Share of profits of equity accounted investees							349

Profit before tax							30,778
Income tax expense							(4,528)

Profit for the period							26,250

Depreciation and amortization expense			3,307	215	150	180	3,852
Average capital employed			136,488	20,638	6,871	101,026	265,023
Return on capital employed			40%	17%	(6)%	—	22%
The Company has four geographic segments: India, the United States, Europe and Rest of the world. Revenues from the geographic segments based on domicile of the customer are as follows:

	Three months ended		Six months ended
	September 30,		September 30,
	2009	2010	2009	2010
India	17,133	17,359	29,867	32,041
United States	30,175	33,175	59,311	62,313
Europe	13,765	16,211	27,035	30,229
Rest of the world	8,104	10,560	15,426	25,087
	69,177	77,305	131,639	149,670
No client individually accounted for more than 10% of the revenues during the three months and six months ended September 30, 2009 and 2010.
Notes:
a)	The company has the following reportable segments:
i)	IT Services: The IT Services segment provides IT and IT enabled services to customers. Key service offering includes software application development, application maintenance, research and development services for hardware and software design, data center outsourcing services and business process outsourcing services.

ii)	IT Products: The IT Products segment sells a range of Wipro personal desktop computers, Wipro servers and Wipro notebooks. The Company is also a value added reseller of desktops, servers, notebooks, storage products, networking solutions and packaged software for leading international brands. In certain total outsourcing contracts of the IT Services segment, the Company delivers hardware, software products and other related deliverables. Revenue relating to these items is reported as revenue from the sale of IT Products.

iii)	Consumer Care and Lighting: The Consumer Care and Lighting segment manufactures, distributes and sells personal care products, baby care products, lighting products and hydrogenated cooking oils in the Indian and Asian markets.

iv)	The Others’ segment consists of business segments that do not meet the requirements individually for a reportable segment as defined in IFRS 8.

v)	Corporate activities such as treasury, legal and accounting, which do not qualify as operating segments under IFRS 8, and elimination of inter-segment transactions have been considered as ‘reconciling items’.
b)	Revenues include excise duty of 201 and 243 for the three months ended September 30, 2009 and 2010, respectively and
384 and 483 for the six months ended September 30, 2009 and 2010, respectively. For the purpose of segment reporting, the segment revenues are net of excise duty. Excise duty is reported in reconciling items.

c)	For the purpose of segment reporting only, the Company has included the impact of ‘foreign exchange gains / (losses), net’ in revenues (which is reported as a part of operating profit in the statement of income).

d)	For evaluating performance of the individual business segments, stock compensation expense is allocated on the basis of straight line amortization. The incremental impact of accelerated amortization of stock compensation expense over stock compensation expense allocated to the individual business segments is reported in reconciling items.

e)	For evaluating the performance of the individual business segments, amortization of intangibles acquired through business combinations are reported in reconciling items. Accordingly, comparative period information has been reclassified.

f)	The Company generally offers multi-year payment terms in certain total outsourcing contracts. These payment terms primarily relate to IT hardware, software and certain transformation services in outsourcing contracts. Corporate treasury provides internal financing to the business units offering multi-year payments terms. Accordingly, such receivables are reflected in capital employed in reconciling items. As of September 30, 2009 and 2010, capital employed in reconciling items includes
5,323 and 10,900 respectively, of such receivables on extended collection terms.

g)	Operating income of segments is after recognition of stock compensation expense arising from the grant of options:

	Three months ended		Six months ended
	September 30,		September 30,
Segments	2009	2010	2009	2010
IT Services	338	284	669	540
IT Products	25	22	50	43
Consumer Care and Lighting	16	37	32	57
Others	5	7	9	12
Reconciling items	(107)	(85)	(124)	(204)
Total	277	265	636	448
Management believes that it is currently not practicable to provide disclosure of geographical location wise assets, since the meaningful segregation of the available information is onerous.

12.	Statement of assets and liabilities

	As of September 30,
	2009	2010
Particulars	Unaudited	Audited
Shareholders’ fund
(a) Share capital	2,933	4,904
(b) Reserve and Surplus	164,225	210,452
Loans and borrowings	43,456	55,626
Deferred tax liabilities	420	340
Goodwill	54,548	54,660
Fixed assets and Intangible	53,546	59,019
Investments	44,642	53,967
Deferred tax assets	2,437	1,640
Other assets, loans and advances
(a) Trade receivables	45,632	58,221
(b) Cash and cash equivalents	31,159	37,844
(c) Other assets	53,423	81,989
Less: Liabilities and provisions
(a) Liabilities	71,870	73,587
(b) Provisions	2,483	2,432
Net current assets	55,861	102,035
13.	Other Matters: In December 2009, the Company discovered embezzlement by one of its junior employee during the period from November 2006 to December 2009. In response to the discovery of this embezzlement, the Company, together with its Audit Committee, conducted an investigation to determine, among other things the materiality of the amounts embezzled. Based on its review of the facts discovered during its investigation, the Company believes that the amounts embezzled were not material. The Company has since recovered substantially all of the embezzled amounts.

As a result of the investigation of the embezzlement matter, the Audit Committee commenced an investigation, together with its independent counsel and accountants, to evaluate certain issues that arose out of that investigation, including the appropriateness of certain accounting entries. The investigation is in progress and after completion of the investigation, the Company will evaluate the findings to assess the impact, if any.

14.	The Company has granted Nil and 6,661,180 options under RSU Options Plan during the three months ended September 30, 2009 and 2010, respectively and 5,000 and 6,661,180 options under RSU Options Plan during the six months ended September 30, 2009 and 2010, respectively.

Place: Bangalore Date: October 22, 2010	By order of the board, for Wipro Ltd. Azim H Premji Chairman	WIPRO LIMITED Regd. Office: Doddakannelli, Sarjapur Road, Bangalore — 560 035. www.wipro.com